EXHIBIT 99.3

CHARTER OF THE NOMINATING/GOVERNANCE COMMITTEE

A.

Purpose:             The primary function of the Committee is to recommend to the Board and the Company’s shareholders nominees for election or appointment to the Board. Consistent with this function, the Committee should also establish criteria relating to the skills, experience, values and independence desirable for a potential nominee to the Board. Finally, the Committee is responsible for establishing and maintaining a set of corporate governance principles by which the Board and its committees will operate.

B.

Committee Membership and Procedure:    The Committee will consist of at least three members of the Board, each of whom shall be “independent” as defined in the Corporate Governance Guidelines. The Board shall appoint the members of the Committee annually, considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate.

The members of the Nominating/Governance Committee shall serve until their successors are appointed and qualify, and shall designate the Chairman of the Committee. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to such new member(s) satisfying the above requirements. Except as expressly provided in this Charter or the by-laws of the Company or the Corporate Governance Guidelines of the Company, the Committee shall fix its own rules of procedure.

C.	Meetings:	The Committee shall meet, either in person or telephonically, at least annually, and as necessary in the Committee’s discretion to fulfill its responsibilities.

D.	Committee Authority and Responsibilities: The Committee shall have the power and the duty to:

(1)

Recommend to the Board the names of qualified individuals to be nominated for election as Directors to the Board and the membership and chairman of each Board committee (subject to applicable law or rules, or the charter of the other committees); and to consider nominations for Board membership submitted by shareholders in accordance with the notice, provisions and procedures set forth in the Company’s By-laws.

(2)	Establish guidelines for membership on the Board of Directors and its several committees, including factors relating to skills, experience, expertise, values and independence.

(3)	Evaluate Company policies relating to the recruitment of Directors, including insurance and indemnification, and to make recommendations to the Board.

(4)

Review and make recommendations to the Board regarding composition and structure of the Board and its several committees, including recommending terms of office and retirement policies for non-employee Directors.

(5)	Retain and terminate any search firm to be used to identify Director candidates, including the exclusive sole authority to approve such firm’s fees and terms.

(6)	Develop and recommend to the Board a set of corporate governance principles to guide the Board in carrying out its duties.

(7)	Oversee the process by which the Board of Directors conducts an annual self-evaluation.

E.	Evaluation: The Committee shall, on an annual basis, conduct a performance evaluation of its activities in the prior twelve-month period and shall review the adequacy of this Charter.

Date:	December 9, 2002

Revision:	December 9, 2003_____